Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

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Filed by AT&T Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: BellSouth Corporation

Commission File No.: 1-8607

Randall Stephenson

Chief Operating Officer

AT&T Inc.

[LOGO]

Copyright © 2006 AT&T. All rights Reserved.

Cautionary Language Concerning Forward-Looking Statements

We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and are subject to significant risks and uncertainties and outside of our control.

The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s,  BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). AT&T is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the applicable company’s Web site at www.sbc.com/att.investor.relations for AT&T and www.bellsouth.com/investor for BellSouth.

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Note

NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.

AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on March 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.

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What Has Changed?

Solid Operational Momentum

AT&T Inc. Adjusted EPS

[CHART]

Reported Results

•                  Significant margin expansion in both wireline and wireless

•                  Seven consecutive quarters of wireline revenue growth

•                  Better-than-projected 2005 performance from former AT&T

4

What Has Changed?

A Dramatically Different Company

Focused, Logical Steps Over Past Two Years To Transform Business in Key Areas	Wireless Business Broadband Cost Structure

5

AT&T Today: Premier Wireless Assets

Outstanding reach, spectrum depth with IP-based network.

UMTS/ HSDPA network to be deployed in most top 100 markets this year.

Cingular Licensed Coverage 294 Million POPs	Cellular/PCS Spectrum Depth – MHz Top 100 Markets

[GRAPHIC]	[CHART]

Source: Raymond James Equity Research

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AT&T Today:  Premier Business Assets

AT&T’s global network reaches virtually every developed country in the world.

Enterprise

•                  One of the world’s largest IP backbones

•                  30 premium global data centers

•                  Strongest MPLS service lineup in North America

•                  Advanced product sets and customer care

Small/Medium

•                  Broad customer base, strong relationships with growing revenues

•                  Opportunity to migrate products and capabilities down market

7

AT&T Today: Growing Broadband Business

AT&T Consumer DSL
Penetration of Primary Lines

[CHART]

•                  7 million DSL lines in service, doubled over past two years

•                  1.8 million net increase in AT&T DSL lines over past four quarters, best among all providers

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Project Lightspeed:

IP-Based Broadband Network

Integrated IP video, high-speed Internet and voice network Natural extension of current fiber deployment Logical and disciplined approach Superior network for both business and consumer services	[GRAPHIC] Offer integrated services, and leverage applications and content across three screens: high-speed Internet, wireless, TV

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A Logical Next Step: BellSouth Merger

Enhances Potential in Key Areas

Wireless

•                  Simplified ownership and operating structure

•                  Integration of wireless and wireline networks and services

Business

•                  Single wireless/wireline point of contact in enterprise space

•                  Expanded opportunity in small-medium business space

Broadband

•                  BellSouth’s deep fiber deployment in local network

Cost Structure

•                  Synergy opportunities expected to approach an annual run rate of more than $2 billion in 2008

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Synergy Opportunities

on Multiple Fronts

Combine functions, coordinate operations, share technology platforms at three companies:

AT&T, BellSouth and Cingular

•                  Advertising – moving from three brands to one

•                  Consolidated staff and support functions – AT&T, BellSouth and Cingular

•                  BellSouth LD traffic moved to AT&T network

•                  Cingular traffic moved to common IP backbone

•                  AT&T dedicated access in Southeast moved to BellSouth network

•                  IT, support and customer care platforms optimized

•                  R&D and product development spread across larger base, with support from AT&T Labs

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Cost Reduction Opportunities

Expected annual cost savings by 2008

$2.5 billion or more from SBC/AT&T merger synergies

Approximately $2 billion BellSouth merger synergies, approaching $3 billion in 2009

$1.2 billion from additional operational cost initiatives

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AT&T Outlook

EPS Growth	Free Cash Flow	Share Repurchase

• Double-digit adjusted EPS growth expected over each of the next three years	• $2 billion free cash flow after dividends(1) in 2006 • $4 - $5 billion free cash flow after dividends(1) starting in 2007, >$6 billion in 2008	• At least $10 billion over the next 22 months with at least $2 billion expected in 2006

(1) Free cash flow after dividends is cash from operations plus proportionate share of Cingular free cash flow, less capital expenditures and dividends.

(2) Free cash flow after dividends is cash from operations less capital expenditures and dividends.

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The New AT&T In Summary

[GRAPHIC]	Premier assets
U.S. leader in wireless, business, DSL broadband, directory

Solid operating momentum
Substantial margin expansion over past year in both wireless and wireline, merger integration on track

Large synergy opportunities
Cingular Wireless, AT&T acquisition, BellSouth merger

Positive financial outlook
Expect to deliver double-digit adjusted EPS growth, strong cash flow over next three years, $10 billion in share repurchase over next 22 months

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Randall Stephenson

Chief Operating Officer

AT&T Inc.